Exhibit 23(d)(viii)
FORM OF LETTER AGREEMENT
Driehaus Mutual Funds
25 East Erie Street
Chicago, Illinois 60611
          This Agreement is made as of this ___ day of April 2009 between DRIEHAUS MUTUAL FUNDS, a Delaware statutory trust (the “Trust”), and DRIEHAUS CAPITAL MANAGEMENT LLC, a Delaware limited liability company (the “Adviser”).
          WHEREAS, the Trust and Driehaus Capital Management, Inc., the predecessor to the Adviser, have entered into an Investment Advisory Agreement dated September 25, 1996, as amended from time to time (the “Advisory Agreement”), under which the Trust has agreed to retain the Adviser to render investment advisory and management services to Driehaus Emerging Markets Growth Fund, Driehaus International Discovery Fund, Driehaus International Small Cap Growth Fund and Driehaus Global Growth Fund (the “Current Portfolios”), and the Adviser has agreed to render such services to the Current Portfolios, together with any other Trust portfolios that may be established later (collectively, the “Portfolios” and individually a “Portfolio”);
          WHEREAS, pursuant to Paragraph 2 of the Advisory Agreement, the Trust hereby notifies the Adviser of its desire to retain the Adviser to render investment advisory and management services to two additional portfolios to be known as the Driehaus Mid Cap Growth Fund and the Driehaus Large Cap Growth Fund (the “New Portfolios”); and
          WHEREAS, by signing this Agreement below, the Adviser agrees to render such services whereupon the New Portfolios shall become Portfolios under the Advisory Agreement.
          NOW THEREFORE, in consideration of the premises and mutual covenants set forth herein, the Trust and the Adviser agree as follows:
1.	The Trust hereby appoints the Adviser as investment adviser and manager for the New Portfolios under the Advisory Agreement and the Adviser hereby accepts such appointment and agrees to perform the services and duties set forth in the Advisory Agreement on the terms set forth therein, except as otherwise provided in this Agreement.

2.	This Agreement shall become effective as of the date first above written and, unless sooner terminated as provided in Paragraph 9 of the Advisory Agreement, shall continue until September 30, 2009. Thereafter, this Agreement will be extended with respect to the New Portfolios for successive one-year periods ending on September 30 of each year, subject to the provisions of Paragraph 9 of the Advisory Agreement.

3.	For the services provided and the expenses assumed under this Agreement, the Trust shall pay the Adviser a fee, computed daily and payable monthly, at an annual rate of: 1.00% of average daily net assets of the Driehaus Mid Cap Growth Fund, and 0.90% of average daily net assets of the Driehaus Large Cap Growth Fund. For the month and year in which this Agreement becomes effective or terminates, there shall be an appropriate proration of such fee on the basis of the number of days that the Agreement is in effect during the month and year, respectively.

4.	All the other terms and conditions of the Advisory Agreement shall remain in full effect.

5.	This Agreement is hereby incorporated by reference into the Advisory Agreement and is made a part thereof. In case of a conflict between this Agreement and the Advisory Agreement, the terms of the Advisory Agreement are controlling.
          IN WITNESS WHEREOF, the Trust and the Adviser have caused this Agreement to be executed as of the day and year first above written.

DRIEHAUS MUTUAL FUNDS

By:
Richard H. Driehaus President

ATTEST:
Jeannette L. Lewis
Assistant Secretary

DRIEHAUS CAPITAL MANAGEMENT LLC

By:
Robert H. Gordon President and Chief Executive Officer

ATTEST:
Jeannette L. Lewis
Assistant Secretary

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